WORKSPORT LTD.	414-3120 Rutherford Road, Suite 414 Vaughan, Ontario, Canada L4K 0B2

November 5, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	SiSi Cheng
W. John Cash
Edward M. Kelly
Erin M. Purnell

Re:	Worksport, Ltd.
Amendment No 4 to Offering Statement on Form 1-A
Filed October 30, 2020
File No. 24-11271

Dear Sir or Madam:

Worksport, Ltd. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11271), as amended (the “Offering Statement”), so that it may be qualified at 4:00 p.m. Eastern Daylight Time on November 9, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes Matthew McMurdo, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualification by a telephone call to Matthew McMurdo at (917) 318-2865. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Matthew McMurdo at matt@nannaronelaw.com.

Very truly yours,

/s/ Steven Rossi
Steven Rossi